37012 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

06022834

January 20, 2006

No Act

Andrew D. Bulgin
Gordon-Feinblatt, Rothman, Hoffberger & Hollander LLC
233 East Redwood Street
Baltimore, MD 21202-3332

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/20/2006

Re: First United Corporation
Incoming letter dated December 2, 2005

Dear Mr. Bulgin:

This is in response to your letter dated December 2, 2005 concerning the shareholder proposal submitted to First United by Dr. Eric Smith. We also have received a letter from the proponent dated December 6, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 3 1 2006
THOMSON
FINANCIAL

Enclosures

cc: Dr. Eric Smith
638 Potomac Ave.
Hagerstown, MD 21740

GORDON • FEINBLATT
ROTHMAN, HOFFBERGER & HOLLANDER, LLC

ANDREW D. BULGIN
410.576.4280
FAX 410.576.4196
abulgin@gfrlaw.com

ATTORNEYS AT LAW
233 EAST REDWOOD STREET
BALTIMORE, MARYLAND
21202-3332
410.576.4000
www.gfrlaw.com

December 2, 2005

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Dr. Eric L. Smith for Inclusion in the 2006 Proxy Statement of First United Corporation

Ladies and Gentlemen:

This letter is submitted on behalf of our client, First United Corporation (the "Corporation"), which has received a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Dr. Eric L. Smith (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Corporation's stockholders in connection with its annual meeting of stockholders to be held in April 2006 (the "2006 Proxy Materials"). The Corporation hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to exclude the Proposal and Supporting Statement from its 2006 Proxy Materials for the reasons set forth below. The Corporation respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Corporation excludes the Proposal and Supporting Statement from its 2006 Proxy Materials, or, in the alternative, excludes the objectionable portions of the Supporting Statement. To the extent the reasons for excluding the Proposal and Supporting Statement are based on matters of law, please accept this letter as the supporting legal opinion required by Rule 14a-8(j)(2).

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed one original and five copies of this letter, which includes (i) the Proposal and Supporting Statement and (ii) an explanation of why the Corporation believes that it may exclude the Proposal and Supporting Statement.

I. The Proposal

A copy of the combined Proposal and Supporting Statement is attached hereto as **Exhibit A**. The Proponent's submission contains two paragraphs. The Corporation believes that the first paragraph constitutes the stockholder proposal and that the second paragraph constitutes a supporting statement, although the entire submission is simply labeled "Shareholder Proposal". In addressing each paragraph herein, we use the term "Proposal" in reference to the first paragraph and we use the term "Supporting Statement" in reference to the second paragraph.

For your convenience, the text of the Proposal and Supporting Statement is set forth below:

SHAREHOLDER PROPOSAL

> The proposal would be to require the Board of Directors to seek to improve shareholder value by sale or merger of the company to another institution. A yes vote would require the Board to finalize the sale or merger transaction within one year which would maximize shareholder value.
>
> The reasoning for this proposal is that First United is a small fish in a small pond, both of which will show slow growth in the future. At the same time, larger institutions will enter the area and reduce First United's market share. This stagnant growth will be reflected in stock price and dividends.

II. Bases For Exclusion

A. The Proposal Is Not A Proper Subject For Stockholder Action Under State Law

The Corporation may omit the Proposal from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(1). Rule 14a-8(i)(1) permits a public company to omit a stockholder proposal that is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization. Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the exclusive powers of a company's board of directors.

The Proposal constitutes a mandate that the Corporation's Board of Directors (the "Board") sell or merge the Corporation within one year. The Proposal is not a proper subject for action by stockholders under the Maryland General Corporation Law (the "MGCL"), which is the law under which the Corporation is organized, because it impermissibly intrudes on the powers and discretionary authority granted to the Corporation's Board under the MGCL. Section 2-401 of the MGCL states that all "business and affairs of a corporation shall be exercised under the direction of a board of directors[,]" and "all powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." In exercising the powers of the corporation and managing its business and affairs, the board is not required to accede to the wishes of stockholders in the absence of a provision to the contrary contained in the law or the corporation's charter or bylaws. *See Martin Marietta Corp. v. Bendix Corp*, 549 F. Supp. 623, 633 (D. Md. 1982) (blessing the decision of a corporation's board of directors to proceed with a tender offer for the securities of the corporation's majority stockholder in spite of a counter offer by that stockholder for the securities of the corporation).

Nothing in the Corporation's Amended and Restated Articles of Incorporation (the "Charter"), its Amended and Restated Bylaws, or (except for the requirement that directors exercise a duty of care, discussed below) the MGCL place any limitations on the authority of the Board to manage the business and affairs of the Corporation, including whether, when, for what consideration, and by what method to dispose of the Corporation.[1] In fact, to the contrary, both the Charter and the MGCL specifically contemplate that the Board is in the best position to consider—and in fact must consider—whether, when and how to dispose of the Corporation before submitting that transaction to stockholders for consideration. Article Seventh of the Charter provides in relevant part as follows:

> The Directors of the Corporation shall consider all factors they deem relevant in evaluating any proposed offer for the Corporation or its stock, any proposed merger . . . or any proposal to purchase or otherwise acquire all or substantially all of the assets of the Corporation[.] The Directors shall evaluate whether the proposal is in the best interest of the Corporation and its subsidiaries by considering the best interests of the stockholders and other factors the Directors determine to be relevant. The Directors shall evaluate the consideration being offered to the stockholders in relation to the then current market value of the Corporation and its subsidiaries, the then current market value of the stock of the Corporation or any subsidiary in a freely negotiated transaction, and the Directors' judgment as to the future value of the stock of the Corporation as an independent entity.

[1] We note that a Maryland corporation can transfer all or substantially all of its assets, it can be merged into another entity, it can be consolidated with another entity, or participate in a share exchange. *See* MGCL § 3-102(a). The Proposal addresses only a sale or merger.

Section 3-105 of the MGCL sets forth the procedures for approving a sale or merger of a Maryland corporation and requires the board of directors to adopt a resolution declaring that "the proposed transaction is advisable on substantially the terms and conditions set forth or referred to in the resolution" before submitting it to the stockholders. This statute alone—the mere fact that a stockholder vote is conditioned on the prior finding by the board that a sale or merger is advisable—clearly and without question establishes that a stockholder proposal requiring the board of directors to sell or merge the corporation is not a proper subject for stockholder action under the MGCL. Finally, Section 3-108(a) of the MGCL permits a board of directors to abandon a sale or merger of a Maryland corporation without the consent of stockholders.

In Exchange Act Release No. 34-12999 (November 22, 1976), which was reaffirmed in Exchange Act Release No 34-20091 (August 16, 1983), the Staff articulated its basis for permitting exclusion under the predecessor to Rule 14a-8(i)(1) of a stockholder proposal that infringed upon the board's authority under statutes similar to Section 2-401 of the MGCL. Specifically, the Staff concluded that, under the typical state statute, "the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, of the corporation's charter or by-laws [and,] [a]ccordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority[.]" Since these Exchange Act Releases, the Staff has consistently agreed that stockholder proposals that mandate board action—*including proposals that require a board of directors to arrange for the prompt sale of the subject company*—are inconsistent with the discretionary authority granted to a board of directors under most states' laws and may properly be excluded from proxy materials. *See* College Retirement Equities Fund (May 27, 2005; ICN Pharmaceuticals, Inc. (April 4, 2001); Fab Industries Trust, Inc. (March 23, 2000); Triarc Cos., Inc. (April 22, 1999); SL Industries, Inc. (August 30, 1999); Vista Bancorp, Inc. (February 2, 1999); First Bell Bancorp, Inc. (January 29, 1999); Keystone Financial, Inc. (March 15, 1999); The Boeing Co. (February 18, 1998); OEC Medical Systems, Inc. (February 29, 1995).

Accordingly, the Corporation intends to omit the Proposal (along with the Supporting Statement) on the grounds that it is not a proper subject for stockholder action pursuant to Rule 14a-8(i)(1). The Corporation respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Corporation omits the Proposal and Supporting Statement from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(1).

B. The Corporation Would Lack the Power or Authority To Implement the Proposal

The Corporation may omit the Proposal from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(6), which permits a public company to omit a stockholder proposal where the company lacks the power or authority to implement the proposal. The Corporation has no power or authority to implement the Proposal.

Before any sale or merger of the Corporation can take place, Section 3-105(b) of the MGCL requires the Board to first adopt a resolution declaring that the transaction is advisable upon substantially the terms and conditions set forth in the resolution and then submit that transaction to the Corporation's stockholders for consideration at an annual or special meeting. This procedure is mandatory if there is to be an effective sale or merger of the Corporation, *see Prince George's Country Club, Inc. v. Edward R. Carr, Inc.*, 235 Md. 591, 596, 202 A.2d 354, 356 (1964), and a sale or merger effected without a declaration by the Board that the transaction is advisable upon specific terms and conditions is voidable at the suit of any stockholder, all of whom "have the right to rely, in casting their votes on the transaction, on the fact that the directors have properly approved it." Hanks § 9.4, p. 302. In fact, the board of directors of a Maryland corporation generally should "have a bid in hand before calling a meeting of the board of the selling corporation to approve the terms of sale and to recommend the sale to stockholders." *Baumohl v. Columbia Jewelry Co. of Annapolis, Maryland*, 209 Md. 278, 288, 120 A.2d 830, 835 (1956); *accord* James J. Hanks, Jr., *Maryland Corporation Law* § 9.4, p. 298 (1995, 2002 Supp.) ("Hanks").[2]

The Proposal does not contain specific terms and conditions of a sale or merger, much less give the Board the opportunity to consider terms and conditions of a sale or merger and determine, in its discretion, whether the sale or merger should be submitted to stockholders, all as required by Section 3-105(b) of the MGCL. Thus, before the Board could implement the Proposal, it would first have to either receive a specific offer for the Corporation or determine (in good faith and in accordance with its duty of care as discussed below in Part II(C)) to sell the Corporation at auction upon certain terms and conditions, consider the particular transaction upon its terms and conditions, adopt a resolution declaring the transaction upon those terms and conditions to be advisable, submit those terms and conditions to stockholders at another meeting for consideration, and then actually get the requisite stockholder vote approving the transaction. The Board has neither considered specific terms and conditions of a sale or merger, declared a sale or merger upon substantially those terms and conditions to be advisable, nor directed that a sale or merger, upon substantially those terms and conditions, be submitted to the stockholders at a regular or special meeting. In fact, the Board has not even declared that a sale or merger of the Corporation on any terms and conditions is advisable. Under these circumstances, the Proposal simply cannot be implemented by the Corporation even if approved by Stockholders, and it, therefore, may properly be omitted from the 2006 Proxy Materials.

Accordingly, the Corporation intends to omit the Proposal (and Supporting Statement) pursuant to Rule 14a-8(i)(6) because the Corporation has no power or authority to

---

[2] Hanks is often cited and well respected by the Courts of the State of Maryland as an authority on Maryland corporation law. *See, e.g.*, *Renbaum v. Custom Holding, Inc.*, 386 Md. 28, 54, n.22, 871 A.2d 554, 570.

implement it. The Corporation respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Corporation omits the Proposal and the Supporting Statement from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(6).

C. The Proposal Would, If Implemented, Cause The Corporation To Violate State Law

The Corporation may omit the Proposal from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(2). Rule 14a-8(i)(2) provides that a public company may omit a stockholder proposal if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The Proposal, if implemented, would cause the Board to violate state law.

Notwithstanding the prerequisites to a valid sale or merger mandated by Section 3-105(b) of the MGCL discussed above, the implementation of the Proposal would require the Board to commit the Corporation to a course of action (*i.e.*, the sale or merger of the Corporation) without the benefit of—and, in fact, without regard to—any consideration by the Board as to whether a sale or merger is in the best interests of the Corporation, its stockholders or its other constituents. Such a failure would constitute a breach of the statutory duty of care that the Board owes to stockholders, for which each director could be held liable under the MGCL. Specifically, in exercising its authority to make decisions about the business and affairs of the Corporation, including major business policy, Section 2-405.1 of the MGCL requires each director to perform his or her duties in good faith, in a manner he or she reasonably believes to be in the best interest of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The term "good faith" contemplates a duty of candor to stockholders. In the case of extraordinary transactions, such as mergers, sales, consolidations and the like, the duty exists so that directors may reveal to stockholders all material facts about a course of action and provide them with sufficient information to decide how to vote, whether to exercise objecting stockholder rights (if available), and whether to continue to hold or sell their shares of the corporation's stock. *See Parish v. Maryland and Virginia Milk Producers Ass'n*, 250 Md. 24, 27, 242 A.2d 512, 539 (1968) *aff'd on reh'g*, 261 Md. 618, 227 A.2d 19, *cert. denied*, 404 U.S. 940 (1971); Hanks § 6.6(b), p. 165.

Moreover, because the Proposal contemplates only a sale or merger of the Corporation, the implementation of the Proposal would deny the Corporation's directors their power and authority to consider the propriety of some other type of transaction. Specifically, the Board should have the authority—and, in fact, has the duty under the MGCL and the Charter—to consider whether a share exchange or consolidation may better serve the interests of the Corporation's stockholders and its other constituents. By limiting the Board's choices to a sale or merger, the Proposal, if implemented, would not only infringe upon the Board's exclusive authority as discussed above in Part II(A) (for which exclusion is proper under Rule 14a-8(i)(1)), but it would also constitute additional grounds for a finding that the Corporation's directors violated the statutory duty of care owed to stockholders.

The Staff has previously agreed that a stockholder proposal which, if implemented, would cause the directors of the subject company to breach the statutory duty of care owed to stockholders and, thus, violate state law may be omitted from the company's proxy statement. *See* ICN Pharmaceuticals, Inc., *supra.*

Accordingly, the Corporation intends to omit the Proposal (along with the Supporting Statement) pursuant to Rule 14a-8(i)(2), as its implementation would cause the Corporation and the Board to violate the MGCL and the Charter. The Corporation respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Corporation omits the Proposal and the Supporting Statement from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(2).

D. The Proposal and Supporting Statement Are Contrary To The Commission's Proxy Rules

Rule 14a-8(i)(3) states that a stockholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Indeed, although the Staff in Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B") clarified the circumstances in which public companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to public companies where, among other things:

- the company demonstrates objectively that a factual statement [in the proposal or supporting statement] is materially false or misleading; or

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

SLB 14B, § 4. Both the Proposal and the Supporting Statement contain statements that are contrary to Rule 14a-9 and are properly excludable from the 2006 Proxy Materials.

<u>The Proposal</u>

The statement in the Proposal that "[a] yes vote would require the Board to finalize a sale or merger transaction within one year" is not only materially false and misleading, but it also is so vague that no reasonable stockholder voting on the Proposal would be able to determine exactly what actions or measures the Proposal contemplates.

This statement would lead any reasonable stockholder to incorrectly believe that the only corporate action necessary to consummate a sale or merger of the Corporation is the approval of the Proposal by stockholders. To the contrary, assuming that the Proposal were to be approved by stockholders, Section 3-105(b) of the MGCL would nevertheless require the Board to establish specific terms and conditions of a sale or merger, declare those terms and conditions to be advisable in a resolution, and then submit the sale or merger, on those terms and conditions, to the stockholders at another stockholders' meeting for approval. The Proponent's offending statement in the Proposal would not only mislead the Corporation's stockholders about the process by which the Corporation must be sold or merged but it would also mislead them with respect to the time and costs necessary to sell or merge the Corporation (as holding a meeting of a public company's stockholders and soliciting proxies therefor is often very expensive), all of which information is extremely material to a decision regarding the approval or disapproval of the Proposal.

Accordingly, the Corporation intends to exclude the Proposal (and Supporting Statement) from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3). The Corporation respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company excludes the Proposal (and the Supporting Statement) from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3).

<u>The Supporting Statement</u>

The Proponent's assertion in the Supporting Statement that the Corporation is a "small fish in a small pond" is materially false and misleading and may properly be omitted from the 2006 Proxy Materials.

As a starting point, the Proponent offers stockholders no definition of what he means by "small fish" or "small pond". Although the Staff generally will not permit exclusion of factual assertions for which the proponent offers no support or of statements of opinion, *see* SLB 14B § 4, the Proponent's statements of purported fact and opinion in his Supporting Statement cross the line because they are so material to a stockholders' consideration of, and in fact form the basis for, the Proposal. Not even the most sophisticated investor could make a reasoned, educated decision regarding the Proposal based on the information supplied by the Proponent about the Corporation and its status among its competitors.

Notwithstanding the foregoing, the Corporation believes that the latest information compiled and published by the Board of Governors of the Federal Reserve System (the "FRB"), the Federal Deposit Insurance Corporation (the "FDIC"), and the Corporation itself clearly and unequivocally establish that the Corporation is not a "small fish" and that it does not operate in a "small pond".

The Corporation is a Maryland financial holding company registered under the Bank Holding Company Act of 1956, as amended. Its primary business is serving as the parent company of First United Bank & Trust, a Maryland commercial bank (the "Bank"). The Corporation conducts operations in Maryland and West Virginia, which places it in the Fifth Federal Reserve District under the supervision of the Federal Reserve Bank of Richmond (the "FRBR"). Based on information provided to us by the FRBR (see **Exhibit B**), the Corporation operates in five "FED Banking Markets" and one independent County: (i) Cumberland, MD-WV (378); (ii) Hagerstown-Chambersburg, MD-PA-WV (643); (iii) Martinsburg, WV (1005); (iv) Morgantown, WV-PA (1096); (v) Washington, DC-MD-VA-WV (1656); and (vi) Hardy County, WV. Within these markets, the Corporation competes with 96 other institutions. Using the latest information compiled by the FRB and the FDIC to compare the Corporation's assets to those of its 96 competitors,[3] the Corporation ranks 27th out of all 97 institutions. The median asset size of all 97 institutions is \$333.2 million, compared to the Corporation's assets of \$1.26 billion. *See* **Exhibit C**. In fact, the median asset size of all 232 banking institutions doing business in Maryland, West Virginia and the District of Columbia is \$203.3 million, and the Corporation ranks 40th out of these 232 institutions. *See* **Exhibit D**. Moreover, based on the latest data published by the FDIC (June 30, 2005) for all 50 states, the District of Columbia, Puerto Rico and all U.S. territories, the Bank, whose assets (\$1,257,194,000 at June 30, 2005) represent over 99% of the Corporation's assets, falls within the top 6.88% (by assets) of all FDIC-insured institutions doing business in these jurisdictions (only 609 of the 8,855 FDIC-insured institutions have assets in excess of \$1 billion). *See* **Exhibit E**.

Clearly, the Proponent's assertion in the Supporting Statement that the Corporation is a "small fish" is materially false.

Likewise, considering the fact that 15 of the 50 largest bank holding companies (as of September 30, 2005) in the United States presently compete with the Corporation in its market areas, the Proponent's assertion that the Corporation operates in a "small pond" is also materially false. *See* **Exhibit F**. We note that the market areas in which the Corporation operates account for almost 2% (\$111.4 billion) of the national total of all FDIC-insured deposits (\$5.9 trillion), based on data derived from **Exhibit B** and **Exhibit E**.

---

[3] In an effort to achieve consistency and in light of the number of institutions with which the Corporation competes, asset information was taken from the FRB's National Information Center ("NIC") website (www.ffiec.gov/nic/), which compiles data on almost all reporting financial institutions. NIC's latest data is as of June 30, 2005, but for certain institutions (including the Corporation) the latest data is only as of March 31, 2005. In rare cases, information about an institution was not available through NIC and was gathered instead through the FDIC's webiste (www.fdic.gov). If neither the NIC's website nor the FDIC's web site provided asset information, then asset information was taken from periodic reports filed with the Commission (if any) (as of June 30, 2005, again in an effort to maintain consistency).

All other statements in the Supporting Statement are premised on the Proponent's assertion that the Corporation is a "small fish in a small pond". Because the Corporation has objectively demonstrated herein that it is neither a "small fish" nor operating in a "small pond", the Proponent's materially false assertion to the contrary cannot form the basis for any other statement in the Supporting Statement. Accordingly, these other statements in the Supporting Statement are irrelevant, materially false and/or material misleading and may likewise be omitted from the 2006 Proxy Materials.

Furthermore, with respect to the Proponent's statement that the "stagnant growth [of the Corporation in the future] will be reflected in stock price and dividends", this statement constitutes what purports to be a prediction as to the future performance of the Corporation's capital securities and dividend rates (the declaration and amount of which are at the sole and absolute discretion of the Board under the MGCL). The Staff has specifically noted in Rule 14a-9 that a prediction as to future performance of a company's securities may be an independent ground for exclusion. *See* Rule 14a-9, Note (a). The Staff's concerns surrounding the inclusion of predictions of specific values in proxy soliciting materials by either the registrant or a third party was addressed in Release No. 34-16833 (May 23, 1980), in which the Staff stated that the inclusion of such predictions is appropriate only "when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." *Accord* Keystone Financial, Inc. (March 6, 2000). The Proponent has offered absolutely no support for his prediction in the Supporting Statement as to the future value of the Corporation's securities.

Accordingly, the Corporation intends to exclude the Proposal and Supporting Statement, or, in the alternative, exclude the objectionable portions of the Supporting Statement, from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3). The Corporation respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Corporation excludes the Proposal and Supporting Statement from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

If you have any questions, or if the Staff is unable to concur with the Corporation's conclusions without additional information or discussions, the Corporation respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (410) 576-4280.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

Andrew D. Bulgin

Enclosures

cc: William B. Grant, Esquire
Robert W. Kurtz
Dr. Eric L. Smith (under separate cover)

EXHIBIT A

DR. ERIC L. SMITH STOCKHOLDER PROPOSAL SUBMITTED FOR INCLUSION IN THE 2006 PROXY MATERIALS OF FIRST UNITED CORPORATION

SHAREHOLDER PROPOSAL

The proposal would be to require the Board of Directors to seek to improve shareholder value by sale or merger of the company to another institution. A yes vote would require the Board to finalize a sale or merger transaction within one year which would maximize shareholder value.

The reasoning for this proposal is that First United is a small fish in a small pond, both of which will show slow growth in the future. At the same time, larger institutions will enter the area and reduce First United's market share. This stagnant growth will be reflected in stock price and dividends.

Eric Smith

EXHIBIT B

FED BANKING MARKETS

Deposit Market Share/HHI Report

Ownership Mode: Current Ownership (includes transactions that have closed as of the ownership date)
Ownership Update: 11/17/2005
Institution Types: Bank, Savings Bank, Thrift Branches
Branch Types: Retail, Traditional and In-Store
Display Level: Holding Company
Markets grouped by Fed Banking Market

FED BANKING MARKET: 378: Cumberland, MD-WV

2005 Rank	Institution	2005 Type	2005 Branch Count	2005 Total Deposits in Market ($000)	2005 Total Market Share (%)	2005 Weighted Deposits in Market ($000)	2005 Weighted Market Share (%)	2005 Deposit HHI
1	First United Corp. (MD)	Bank	12	622,551	43.24	622,551	43.24	1,870
2	M&T Bank Corp. (NY)	Bank	14	357,330	24.82	357,330	24.82	616
3	Susquehanna Bancshares Inc. (PA)	Bank	8	251,829	17.49	251,829	17.49	306
4	BB&T Corp. (NC)	Bank	3	70,753	4.91	70,753	4.91	24
5	Mercantile Bankshares Corp. (MD)	Bank	3	55,301	3.84	55,301	3.84	15
6	Highlands Bankshares Inc. (WV)	Bank	1	27,343	1.90	27,343	1.90	4
7	Hoblitzell NB of Hyndman (PA)	Bank	2	26,539	1.84	26,539	1.84	3
8	State Bancorp Inc. (WV)	Bank	1	17,958	1.25	17,958	1.25	2
9	Eastern Bancshares Inc. (WV)	Bank	1	5,948	0.41	5,948	0.41	0
10	Miners & Merchants Bank (WV)	Bank	1	4,257	0.30	4,257	0.30	0
	Totals	**10**	**46**	**1,439,809**	**100**	**1,439,809**	**100**	**2,839**

Herfindahl-Hirschman Index: 2,839

<u>HHI Weightings</u>
Bank Deposits are weighted at 100%
Savings Bank Deposits are weighted at 50%
Thrift Deposits are weighted at 50%

Deposit Market Share/HHI Report

Ownership Mode: Current Ownership (includes transactions that have closed as of the ownership date)
Ownership Update: 11/17/2005
Institution Types: Bank, Savings Bank, Thrift Branches
Branch Types: Retail, Traditional and In-Store
Display Level: Holding Company
Markets grouped by Fed Banking Market

FED BANKING MARKET: 643: Hagerstown-Chambersburg, MD-PA-WV

2005 Rank	Institution	2005 Type	2005 Branch Count	2005 Total Deposits in Market ($000)	2005 Total Market Share (%)	2005 Weighted Deposits in Market ($000)	2005 Weighted Market Share (%)	2005 Deposit HHI
1	M&T Bank Corp. (NY)	Bank	24	756,944	21.77	756,944	22.57	510
2	Susquehanna Bancshares Inc. (PA)	Bank	17	659,647	18.97	659,647	19.67	387
3	Fulton Financial Corp. (PA)	Bank	11	390,608	11.23	390,608	11.65	136
4	Franklin Financial Services (PA)	Bank	12	363,123	10.44	363,123	10.83	117
5	Tower Bancorp Inc. (PA)	Bank	10	259,025	7.45	259,025	7.72	60
6	Orrstown Financial Services (PA)	Bank	6	179,006	5.15	179,006	5.34	28
7	Mercantile Bankshares Corp. (MD)	Bank	6	175,321	5.04	175,321	5.23	27
8	FNB Financial Corp. (PA)	Bank	6	142,774	4.11	142,774	4.26	18
9	Sovereign Bancorp Inc. (PA)	Thrift	7	223,347	6.42	111,674	3.33	11
10	Mercersburg Financial Corp. (PA)	Bank	5	100,707	2.90	100,707	3.00	9
11	Fulton Bancshares Corp. (PA)	Bank	5	95,745	2.75	95,745	2.86	8
12	First United Corp. (MD)	Bank	3	64,671	1.86	64,671	1.93	4
13	Orbisonia Community Bncp Inc. (PA)	Bank	1	23,414	0.67	23,414	0.70	0
14	CNB Financial Services Inc. (WV)	Bank	2	18,104	0.52	18,104	0.54	0
15	B.F. Saul Company (MD)	Thrift	1	25,154	0.72	12,577	0.38	0
	Totals	**15**	**116**	**3,477,590**	**100**	**3,353,340**	**100**	**1,316**

Herfindahl-Hirschman Index: 1,316

<u>HHI Weightings</u>
Bank Deposits are weighted at 100%
Savings Bank Deposits are weighted at 50%
Thrift Deposits are weighted at 50%

Deposit Market Share/HHI Report

Ownership Mode: Current Ownership (includes transactions that have closed as of the ownership date)
Ownership Update: 11/17/2005
Institution Types: Bank, Savings Bank, Thrift Branches
Branch Types: Retail, Traditional and In-Store
Display Level: Holding Company
Markets grouped by Fed Banking Market

FED BANKING MARKET: 1005: Martinsburg, WV

2005 Rank	Institution	2005 Type	2005 Branch Count	2005 Total Deposits in Market ($000)	2005 Total Market Share (%)	2005 Weighted Deposits in Market ($000)	2005 Weighted Market Share (%)	2005 Deposit HHI
1	BB&T Corp. (NC)	Bank	5	293,174	33.76	293,174	33.76	1,140
2	Centra Financial Holdings Inc. (WV)	Bank	3	143,907	16.57	143,907	16.57	275
3	First United Corp. (MD)	Bank	4	113,061	13.02	113,061	13.02	170
4	City Holding Co. (WV)	Bank	4	100,720	11.60	100,720	11.60	135
5	Susquehanna Bancshares Inc. (PA)	Bank	4	84,278	9.70	84,278	9.70	94
6	Jefferson Security Bank (WV)	Bank	2	59,107	6.81	59,107	6.81	46
7	CNB Financial Services Inc. (WV)	Bank	2	48,607	5.60	48,607	5.60	31
8	Potomac Bancshares Inc. (WV)	Bank	2	25,546	2.94	25,546	2.94	9
9	Premier Community Bankshares (VA)	Bank	1	0	0.00	0	0.00	0
	Totals	**9**	**27**	**868,400**	**100**	**868,400**	**100**	**1,899**

Herfindahl-Hirschman Index: 1,899

<u>HHI Weightings</u>
Bank Deposits are weighted at 100%
Savings Bank Deposits are weighted at 50%
Thrift Deposits are weighted at 50%

Deposit Market Share/HHI Report

Ownership Mode: Current Ownership (includes transactions that have closed as of the ownership date)
Ownership Update: 11/17/2005
Institution Types: Bank, Savings Bank, Thrift Branches
Branch Types: Retail, Traditional and In-Store
Display Level: Holding Company
Markets grouped by Fed Banking Market

FED BANKING MARKET: 1656: Washington, DC-MD-VA-WV

2005 Rank	Institution	2005 Type	2005 Branch Count	2005 Total Deposits in Market ($000)	2005 Total Market Share (%)	2005 Weighted Deposits in Market ($000)	2005 Weighted Market Share (%)	2005 Deposit HHI
1	Wachovia Corp. (NC)	Bank	133	18,419,729	17.72	18,419,729	18.79	353
2	Bank of America Corp. (NC)	Bank	179	14,846,031	14.28	14,846,031	15.15	229
3	SunTrust Banks Inc. (GA)	Bank	176	13,670,011	13.15	13,670,011	13.95	195
4	BB&T Corp. (NC)	Bank	170	10,212,394	9.82	10,212,394	10.42	109
5	Citigroup Inc. (NY)	Bank	28	9,148,031	8.80	9,148,031	9.33	87
6	B.F. Saul Company (MD)	Thrift	212	9,600,951	9.23	4,800,476	4.90	24
7	Mercantile Bankshares Corp. (MD)	Bank	82	4,114,099	3.96	4,114,099	4.20	18
8	PNC Financial Services Group (PA)	Bank	53	3,233,200	3.11	3,233,200	3.30	11
9	United Bankshares Inc. (WV)	Bank	38	2,237,024	2.15	2,237,024	2.28	5
10	M&T Bank Corp. (NY)	Bank	56	1,875,722	1.80	1,875,722	1.91	4
11	Sandy Spring Bancorp Inc. (MD)	Bank	26	1,601,304	1.54	1,601,304	1.63	3
12	Provident Bankshares Corp. (MD)	Bank	69	1,300,168	1.25	1,300,168	1.33	2
13	Virginia Commerce Bancorp Inc. (VA)	Bank	18	1,223,557	1.18	1,223,557	1.25	2
14	Burke & Herbert Bank & Trust (VA)	Bank	16	1,150,979	1.11	1,150,979	1.17	1
15	Cardinal Financial Corp. (VA)	Bank	20	991,877	0.95	991,877	1.01	1
16	Alliance Bankshares Corp. (VA)	Bank	5	557,133	0.54	557,133	0.57	0
17	Middleburg Financial Corp. (VA)	Bank	7	524,186	0.50	524,186	0.53	0
18	Eagle Bancorp Inc. (MD)	Bank	8	516,628	0.50	516,628	0.53	0
19	James Monroe Bancorp Inc. (VA)	Bank	7	485,455	0.47	485,455	0.50	0
20	Fauquier Bankshares Inc. (VA)	Bank	8	385,215	0.37	385,215	0.39	0
21	Access National Corporation (VA)	Bank	3	373,768	0.36	373,768	0.38	0
22	Tri-County Financial Corp. (MD)	Bank	9	318,326	0.31	318,326	0.32	0

23	Columbia Bancorp (MD)	Bank	9	308,648	0.30	308,648	0.31	0
24	Maryland Bankcorp Inc. (MD)	Bank	11	293,610	0.28	293,610	0.30	0
25	IBW Financial Corp. (DC)	Bank	8	282,889	0.27	282,889	0.29	0
26	Millennium Bankshares Corp. (VA)	Bank	5	233,147	0.22	233,147	0.24	0
27	Abigail Adams National Bancorp (DC)	Bank	7	222,416	0.21	222,416	0.23	0
28	Presidential Holdings Inc. (MD)	Thrift	8	392,678	0.38	196,339	0.20	0
29	Potomac Bancshares Inc. (WV)	Bank	3	187,242	0.18	187,242	0.19	0
30	Fidelity & Tr Financial Corp. (MD)	Bank	1	181,164	0.17	181,164	0.18	0
31	National Capital Bank (DC)	Bank	2	180,295	0.17	180,295	0.18	0
32	Fulton Financial Corp. (PA)	Bank	2	177,290	0.17	177,290	0.18	0
33	United Financial Banking Co. (VA)	Bank	4	174,621	0.17	174,621	0.18	0
34	Frederick County Bancorp (MD)	Bank	2	174,472	0.17	174,472	0.18	0
35	Natl Consumer Cooperative Bk (DC)	Thrift	1	344,944	0.33	172,472	0.18	0
36	OBA Federal Savings Bank (MD)	Thrift	5	331,787	0.32	165,894	0.17	0
37	Potomac Bank of Virginia (VA)	Bank	4	164,018	0.16	164,018	0.17	0
38	Washington Savings Bank FSB (MD)	Thrift	2	307,906	0.30	153,953	0.16	0
39	Woodsboro Bancshares Inc. (MD)	Bank	7	145,712	0.14	145,712	0.15	0
40	Jefferson Security Bank (WV)	Bank	2	145,122	0.14	145,122	0.15	0
41	County First Bank (MD)	Bank	5	140,519	0.14	140,519	0.14	0
42	Damascus Community Bank (MD)	Bank	5	134,977	0.13	134,977	0.14	0
43	Middletown Valley Bank (MD)	Bank	4	117,968	0.11	117,968	0.12	0
44	UNITE HERE (NY)	Bank	1	115,976	0.11	115,976	0.12	0
45	Patriot Bank NA (VA)	Bank	6	115,227	0.11	115,227	0.12	0
46	Prosperity B&TC (VA)	Bank	3	112,804	0.11	112,804	0.12	0
47	HSBC Holdings plc	Bank	2	109,791	0.11	109,791	0.11	0
48	First Horizon National Corp. (TN)	Bank	13	109,327	0.11	109,327	0.11	0
49	Old Line Bancshares Inc (MD)	Bank	4	106,074	0.10	106,074	0.11	0
50	American Bank Holdings Inc. (MD)	Thrift	4	193,089	0.19	96,545	0.10	0
51	First United Corp. (MD)	Bank	3	93,872	0.09	93,872	0.10	0
52	Capital Bancorp Inc. (MD)	Bank	1	84,109	0.08	84,109	0.09	0
53	City First Enterprises Inc. (DC)	Bank	1	83,547	0.08	83,547	0.09	0
54	Greater Atlantic Financial (VA)	Thrift	3	163,337	0.16	81,669	0.08	0
55	Suburban FSB (MD)	Thrift	3	160,066	0.15	80,033	0.08	0
56	First Liberty Bancorp Inc. (DC)	Bank	4	71,653	0.07	71,653	0.07	0
57	Independence Federal Svgs Bank (DC)	Thrift	5	138,704	0.13	69,352	0.07	0
58	WashingtonFirst Bank (DC)	Bank	3	66,090	0.06	66,090	0.07	0
59	Congressional Bank (MD)	Bank	2	52,382	0.05	52,382	0.05	0

60	Dickinson Financial Corp. II (MO)	Bank	2	52,056	0.05	52,056	0.05	0
61	Colombo Bancshares Inc. (MD)	Thrift	3	92,357	0.09	46,179	0.05	0
62	Glen Burnie Bancorp (MD)	Bank	1	45,746	0.04	45,746	0.05	0
63	Freedom Bank of Virginia (VA)	Bank	1	45,472	0.04	45,472	0.05	0
64	1st Service Bank (VA)	Thrift	1	90,527	0.09	45,264	0.05	0
65	MainStreet Bk (VA)	Bank	1	44,747	0.04	44,747	0.05	0
66	Prince George's FSB (MD)	Thrift	3	89,150	0.09	44,575	0.05	0
67	Summit Financial Group Inc. (WV)	Bank	2	35,285	0.03	35,285	0.04	0
68	Woori Financial Group	Bank	2	34,652	0.03	34,652	0.04	0
69	Mellon Financial Corp. (PA)	Bank	1	33,430	0.03	33,430	0.03	0
70	Asia Bancshares Inc. (NY)	Bank	1	28,611	0.03	28,611	0.03	0
71	HarVest Bank of Maryland (MD)	Bank	3	25,610	0.02	25,610	0.03	0
72	City Holding Co. (WV)	Bank	1	25,228	0.02	25,228	0.03	0
73	Harbor Bankshares Corporation (MD)	Bank	1	22,745	0.02	22,745	0.02	0
74	Charles Schwab Corp. (CA)	Bank	2	18,238	0.02	18,238	0.02	0
75	New Windsor Bancorp Inc. (MD)	Bank	1	16,584	0.02	16,584	0.02	0
76	MVB Financial Corp (WV)	Bank	1	16,515	0.02	16,515	0.02	0
77	Susquehanna Bancshares Inc. (PA)	Bank	1	16,456	0.02	16,456	0.02	0
78	CommerceFirst Bancorp Inc. (MD)	Bank	1	6,918	0.01	6,918	0.01	0
79	Commerce Bancorp Inc. (NJ)	Bank	2	6,635	0.01	6,635	0.01	0
80	Sovereign Bancorp Inc. (PA)	Thrift	1	7,947	0.01	3,974	0.00	0
81	Georgetown Bancorp, Inc. (DC)	Thrift	1	6,828	0.01	3,414	0.00	0
82	Friedman Billings Ramsey Group (VA)	Bank	1	0	0.00	0	0.00	0
83	JPMorgan Chase & Co. (NY)	Bank	1	0	0.00	0	0.00	0
	Totals	**83**	**1,513**	**103,964,998**	**100**	**98,004,866**	**100**	**1,045**

Herfindahl-Hirschman Index: 1,045

HHI Weightings
Bank Deposits are weighted at 100%
Savings Bank Deposits are weighted at 50%
Thrift Deposits are weighted at 50%

Deposit Market Share/HHI Report

Ownership Mode: Current Ownership (includes transactions that have closed as of the ownership date)
Ownership Update: 11/17/2005
Institution Types: Bank, Savings Bank, Thrift Branches
Branch Types: Retail, Traditional and In-Store
Display Level: Holding Company
Markets grouped by Fed Banking Market

FED BANKING MARKET: 1096: Morgantown, WV-PA

2005 Rank	Institution	2005 Type	2005 Branch Count	2005 Total Deposits in Market ($000)	2005 Total Market Share (%)	2005 Weighted Deposits in Market ($000)	2005 Weighted Market Share (%)	2005 Deposit HHI
1	Huntington Bancshares Inc. (OH)	Bank	6	359,792	25.63	359,792	25.63	657
2	BB&T Corp. (NC)	Bank	6	323,949	23.08	323,949	23.08	533
3	Centra Financial Holdings Inc. (WV)	Bank	4	295,079	21.02	295,079	21.02	442
4	United Bankshares Inc. (WV)	Bank	4	163,320	11.64	163,320	11.63	135
5	WesBanco Inc. (WV)	Bank	6	109,678	7.81	109,678	7.81	61
6	State Bancorp Inc. (WV)	Bank	5	77,440	5.52	77,440	5.52	30
7	Smithfield St. Bk SmithfldPA (PA)	Bank	1	28,277	2.01	28,277	2.01	4
8	Morgantown Bancshares Inc. (WV)	Bank	1	22,853	1.63	22,853	1.63	3
9	Heritage Bancshares Inc. (WV)	Bank	2	15,879	1.13	15,879	1.13	1
10	First United Corp. (MD)	Bank	1	7,429	0.53	7,429	0.53	0
	Totals	**10**	**36**	**1,403,696**	**100**	**1,403,696**	**100**	**1,867**

Herfindahl-Hirschman Index: 1,867

HHI Weightings
Bank Deposits are weighted at 100%
Savings Bank Deposits are weighted at 50%
Thrift Deposits are weighted at 50%

Deposit Market Share/HHI Report

Ownership Mode: Current Ownership (includes transactions that have closed as of the ownership date)
Ownership Update: 11/17/2005
Institution Types: Bank, Savings Bank, Thrift Branches
Branch Types: Retail, Traditional and In-Store
Display Level: Holding Company
Markets grouped by County

COUNTY: Hardy, WV

2005 Rank	Institution	2005 Type	2005 Branch Count	2005 Total Deposits in Market ($000)	2005 Total Market Share (%)	2005 Weighted Deposits in Market ($000)	2005 Weighted Market Share (%)	2005 Deposit HHI
1	Summit Financial Group Inc. (WV)	Bank	2	148,172	51.04	148,172	51.04	2,605
2	Highlands Bankshares Inc. (WV)	Bank	4	108,554	37.40	108,554	37.40	1,398
3	Allegheny Bancshares Inc. (WV)	Bank	1	16,803	5.79	16,803	5.79	34
4	First United Corp. (MD)	Bank	1	16,756	5.77	16,756	5.77	33
	Totals	**4**	**8**	**290,285**	**100**	**290,285**	**100**	**4,071**

Herfindahl-Hirschman Index: 4,071

HHI Weightings
Bank Deposits are weighted at 100%
Savings Bank Deposits are weighted at 50%
Thrift Deposits are weighted at 50%

EXHIBIT C

COMPETITOR COMPARISON IN FED MARKET AREAS BY ASSETS

Bank Holding Companies and Independent Institutions Doing Business in First United Corporation's FRB Banking Markets
(Compiled for First United Corporation as a courtesy by the Federal Reserve Bank of Richmond)

FED Banking Markets:
Cumberland, MD-WV (378); Hagerstown-Chambersburg, MD-PA-WV (643); Martinsburg, WV (1005);
Morgantown, WV-PA (1096); and Washington, DC-MD-VA-WV (1656)

Rank	Institution*	Assets ($000s)	At**
1	Citigroup Inc. (NY)	$1,547,789,000	6/30/2005
2	Bank of America Corp. (NC)	$1,251,037,147	6/30/2005
3	JPMorgan Chase & Co. (NY)	$1,171,283,000	6/30/2005
4	Wachovia Corp. (NC)	$511,840,000	6/30/2005
5	SunTrust Banks Inc. (GA)	$168,952,575	6/30/2005
6	BB&T Corp. (NC)	$105,835,324	6/30/2005
7	PNC Financial Services Group (PA)	$90,809,278	6/30/2005
8	Sovereign Bancorp Inc. (PA)	$59,922,283	6/30/2005
9	M&T Bank Corp. (NY)	$54,481,946	6/30/2005
10	Charles Schwab Corp. (CA)	$46,474,987	6/30/2005
11	First Horizon National Corp. (TN)	$37,168,591	6/30/2005
12	Mellon Financial Corp. (PA)	$37,091,634	6/30/2005
13	Commerce Bancorp Inc. (NJ)	$33,391,181	6/30/2005
14	Huntington Bancshares Inc. (OH)	$32,982,823	6/30/2005
15	Friedman Billings Ramsey Group (VA)	$15,656,757	6/30/2005
16	Mercantile Bankshares Corp. (MD)	$14,627,833	3/31/2005
17	Fulton Financial Corp. (PA)	$11,418,278	3/31/2005
18	Susquehanna Bancshares Inc. (PA)	$7,253,296	3/31/2005
19	Provident Bankshares Corp. (MD)	$6,429,310	3/31/2005
20	United Bankshares Inc. (WV)	$6,311,308	3/31/2005
21	WesBanco Inc. (WV)	$4,557,613	3/31/2005
22	Dickinson Financial Corp. II (MO)	$3,609,658	3/31/2005
23	Sandy Spring Bancorp Inc. (MD)	$2,284,198	3/31/2005
24	City Holding Co. (WV)	$2,244,289	3/31/2005
25	Burke & Herbert Bank & Trust (VA)	$1,370,640	6/30/2005
26	Cardinal Financial Corp. (VA)	$1,278,356	3/31/2005
27	**First United Corp. (MD)**	**$1,255,777**	**3/31/2005**
28	Virginia Commerce Bancorp Inc. (VA)	$1,244,459	3/31/2005
29	Columbia Bancorp (MD)	$1,240,496	3/31/2005
30	Summit Financial Group Inc. (WV)	$907,132	3/31/2005
31	Middleburg Financial Corp. (VA)	$639,719	3/31/2005
32	Premier Community Bankshares (VA)	$609,806	3/31/2005
33	Eagle Bancorp Inc. (MD)	$589,850	3/31/2005
34	Franklin Financial Services (PA)	$573,438	3/31/2005
35	Alliance Bankshares Corp. (VA)	$563,466	3/31/2005

36	Tri-County Financial Corp. (MD)	$540,000	3/31/2005
37	Orrstown Financial Services (PA)	$531,011	3/31/2005
38	Washington Savings Bank FSB (MD)	$529,726	6/30/2005
39	Centra Financial Holdings Inc. (WV)	$472,097	3/31/2005
40	James Monroe Bancorp Inc. (VA)	$464,627	3/31/2005
41	Fauquier Bankshares Inc. (VA)	$447,444	3/31/2005
42	Access National Corporation (VA)	$447,344	3/31/2005
43	OBA Federal Savings Bank (MD)	$446,246	6/30/2005
44	Presidential Bank FSB (Presidential Holdings Inc. (MD))	$427,140	3/31/2005
45	Millennium Bankshares Corp. (VA)	$425,496	3/31/2005
46	Suburban FSB (MD)	$383,779	6/30/2005
47	Greater Atlantic Financial (VA)	$365,017	6/30/2005
48	Asia Bancshares Inc. (NY)	$361,618	3/31/2005
49	IBW Financial Corp. (DC)	$333,179	3/31/2005
50	Maryland Bankcorp Inc. (MD)	$327,818	3/31/2005
51	Tower Bancorp Inc. (PA)	$320,302	3/31/2005
52	Glen Burnie Bancorp (MD)	$309,971	3/31/2005
53	Highlands Bankshares Inc. (WV)	$306,458	3/31/2005
54	American Bank Holdings Inc. (MD)	$290,170	6/30/2005
55	Potomac Bancshares Inc. (WV)	$260,034	3/31/2005
56	Patriot Bank NA (VA)	$258,963	6/30/2005
57	Smithfield St. Bk SmithfldPA (PA)	$254,364	6/30/2005
58	State Bancorp Inc. (WV)	$254,106	3/31/2005
59	Abigail Adams National Bancorp (DC)	$246,221	3/31/2005
60	Harbor Bankshares Corporation (MD)	$234,799	3/31/2005
61	CNB Financial Services Inc. (WV)	$232,369	3/31/2005
62	Fidelity & Tr Financial Corp. (MD)	$232,227	3/31/2005
63	Jefferson Security Bank (WV)	$221,251	6/30/2005
64	National Capital Bank (DC)	$220,981	6/30/2005
65	Potomac Bank of Virginia (VA)	$211,409	6/30/2005
66	Frederick County Bancorp (MD)	$184,558	3/31/2005
67	United Financial Banking Co. (VA)	$182,187	3/31/2005
68	Orbisonia Community Bncp Inc. (PA)	$178,399	3/31/2005
69	FNB Financial Corp. (PA)	$170,891	3/31/2005
70	Independence Federal Svgs Bank (DC)	$166,212	6/30/2005
71	Allegheny Bancshares Inc. (WV)	$164,187	3/31/2005
72	Woodsboro Bancshares Inc. (MD)	$163,661	3/31/2005
73	County First Bank (MD)	$161,483	6/30/2005
74	New Windsor Bancorp Inc. (MD)	$158,557	3/31/2005
75	Damascus Community Bank (MD)	$156,312	6/30/2005
76	Middletown Valley Bank (MD)	$149,800	6/30/2005
77	Prosperity B&TC (VA)	$127,865	6/30/2005
78	1st Service Bank (VA)	$118,717	6/30/2005

79	Colombo Bancshares Inc. (MD)	$114,384	6/30/2005
80	Prince George's FSB (MD)	$101,365	6/30/2005
81	WashingtonFirst Bank (DC)	$85,315	6/30/2005
82	Hoblitzell NB of Hyndman (PA)	$71,239	6/30/2005
83	MainStreet Bk (VA)	$60,547	6/30/2005
84	Freedom Bank of Virginia (VA)	$54,602	6/30/2005
85	Miners & Merchants Bank (WV)	$41,372	6/30/2005
86	HarVest Bank of Maryland (MD)	$37,240	6/30/2005
87	Congressional Bank (MD)	$33,733	6/30/2005
88	CommerceFirst Bancorp Inc. (MD)	$16,747	6/30/2005
89	MVB Financial Corp (WV)	$14,145	6/30/2005
90	Old Line Bancshares Inc (MD)	$13,930	6/30/2005
91	Eastern Bancshares Inc. (WV)	$13,372	6/30/2005
92	Mercersburg Financial Corp. (PA)	$12,862	6/30/2005
93	Heritage Bancshares Inc. (WV)	$9,101	6/30/2005
94	Capital Bancorp Inc. (MD)	$8,280	6/30/2005
95	First Liberty Bancorp Inc. (DC)	$8,197	6/30/2005
96	Morgantown Bancshares Inc. (WV)	$5,821	6/30/2005
97	City First Enterprises Inc. (DC)	$3,970	6/30/2005

Median Asset Size ($000s)	**$333,179**
First United Corporation Assets ($000s)	**$1,255,777**
First United Corporation's Rank by Assets	**27 out of 97 Institutions**

Notes:

*The following institutions were excluded from the table:

B.F. Saul Company (MD) - no asset information available

Georgetown Bancorp, Inc. (DC) - no information (financial or otherwise) is available--appears to be out of existence

HSBC Holdings plc - no asset information available--appears to be a London-based entity

Natl Consumer Cooperative Bk (DC) - no asset information about this institution exists

UNITE HERE (NY) - appears to be an institution established by a New York union to handle member funds and has 1 branch in the District of Columbia

Woori Financial Group - no financial information is available

**Asset information was compiled using the Federal Reserve System's National Information Center website (http://www.ffiec.gov/nic/), which compiles data on almost all reporting financial institutions. NIC's latest data is through June 30, 2005. For certain institutions, however, NIC's latest data is as of March 31, 2005. In rare cases, information was not available through NIC, so it was gathered through the FDIC's webiste (www.fdic.gov). If neither the NIC's website nor the FDIC's web site provided asset information, then the periodic reports filed with the SEC (if any) were used.
In an effort to maintain consistency when comparing institutions, asset information as of June 30, 2005 was used when taken from the FDIC or the SEC.

EXHIBIT D

COMPARISON OF ALL INSTITUTIONS IN MARYLAND, WEST VIRGINIA AND THE DISTRICT OF COLUMBIA BY ASSETS

Bank Holding Companies and Independent Institutions Doing Business in Same States as First United Corporation
(Compiled for First United Corporation as a courtesy by the Federal Reserve Bank of Richmond)

States Studied: Maryland, West Virginia and District of Columbia

Rank	Institution*	Assets ($000s)	At**
1	Citigroup Inc. (NY)	$1,547,789,000	6/30/2005
2	Bank of America Corp. (NC)	$1,251,037,147	6/30/2005
3	JPMorgan Chase & Co. (NY)	$1,171,283,000	6/30/2005
4	Wachovia Corp. (NC)	$511,840,000	6/30/2005
5	SunTrust Banks Inc. (GA)	$168,952,575	6/30/2005
6	BB&T Corp. (NC)	$105,835,324	6/30/2005
7	Fifth Third Bancorp (OH)	$103,159,676	6/30/2005
8	PNC Financial Services Group (PA)	$90,809,278	6/30/2005
9	Sovereign Bancorp Inc. (PA)	$59,922,283	6/30/2005
10	M&T Bank Corp. (NY)	$54,481,946	6/30/2005
11	Charles Schwab Corp. (CA)	$46,474,987	6/30/2005
12	First Horizon National Corp. (TN)	$37,168,591	6/30/2005
13	Mellon Financial Corp. (PA)	$37,091,634	6/30/2005
14	Commerce Bancorp Inc. (NJ)	$33,391,181	6/30/2005
15	Huntington Bancshares Inc. (OH)	$32,982,823	6/30/2005
16	Friedman Billings Ramsey Group (VA)	$15,656,757	6/30/2005
17	Sky Financial Group Inc. (OH)	$15,220,501	6/30/2005
18	Mercantile Bankshares Corp. (MD)	$14,627,833	3/31/2005
19	First Citizens BancShares Inc. (NC)	$13,592,675	3/31/2005
20	Fulton Financial Corp. (PA)	$11,418,278	3/31/2005
21	Wilmington Trust Corp. (DE)	$9,618,559	3/31/2005
22	Susquehanna Bancshares Inc. (PA)	$7,253,296	3/31/2005
23	Provident Bankshares Corp. (MD)	$6,429,310	3/31/2005
24	Northwest Bancorp Inc. (MHC) (PA)	$6,330,482	6/30/2005
25	Northwest Bancorp Inc. (MHC) (PA)	$6,330,482	6/30/2005
26	WesBanco Inc. (WV)	$4,557,613	3/31/2005
27	National Penn Bancshares Inc. (PA)	$4,544,837	3/31/2005
28	Dickinson Financial Corp. II (MO)	$3,609,658	3/31/2005
29	Community Trust Bancorp Inc. (KY)	$2,765,458	3/31/2005
30	Sterling Financial Corp. (PA)	$2,751,811	3/31/2005
31	Sandy Spring Bancorp Inc. (MD)	$2,284,198	3/31/2005
32	City Holding Co. (WV)	$2,244,289	3/31/2005
33	Community Banks Inc. (PA)	$2,012,653	3/31/2005
34	First Community Bancshares Inc (VA)	$1,884,807	3/31/2005
35	Parkvale Financial Corp. (PA)	$1,875,844	6/30/2005
36	Peoples Bancorp Inc. (OH)	$1,791,629	3/31/2005
37	Burke & Herbert Bank & Trust (VA)	$1,370,640	6/30/2005

38	First Mariner Bancorp (MD)	$1,278,404	3/31/2005
39	Cardinal Financial Corp. (VA)	$1,278,356	3/31/2005
40	**First United Corp. (MD)**	**$1,255,777**	**3/31/2005**
41	Virginia Commerce Bancorp Inc. (VA)	$1,244,459	3/31/2005
42	Columbia Bancorp (MD)	$1,240,496	3/31/2005
43	Camco Financial Corp. (OH)	$1,066,503	3/31/2005
44	Summit Financial Group Inc. (WV)	$907,132	3/31/2005
45	Shore Bancshares Inc. (MD)	$812,491	3/31/2005
46	BCSB Bankcorp Inc. (MHC) (MD)	$806,601	6/30/2005
47	Severn Savings Bank FSB (Severn Bancorp Inc. (MD))	$789,153	6/30/2005
48	Eastern SB FSB (MD)	$719,991	6/30/2005
49	Ohio Valley Banc Corp. (OH)	$715,209	3/31/2005
50	Middleburg Financial Corp. (VA)	$639,719	3/31/2005
51	Premier Community Bankshares (VA)	$609,806	3/31/2005
52	Eagle Bancorp Inc. (MD)	$589,850	3/31/2005
53	Rosedale FS&LA (MD)	$578,110	6/30/2005
54	Franklin Financial Services (PA)	$573,438	3/31/2005
55	Alliance Bankshares Corp. (VA)	$563,466	3/31/2005
56	K Capital Corp. (MD)	$556,240	3/31/2005
57	Tri-County Financial Corp. (MD)	$540,000	3/31/2005
58	Premier Financial Bancorp Inc. (WV)	$537,758	3/31/2005
59	Orrstown Financial Services (PA)	$531,011	3/31/2005
60	Washington Savings Bank FSB (MD)	$529,726	6/30/2005
61	Centra Financial Holdings Inc. (WV)	$472,097	3/31/2005
62	James Monroe Bancorp Inc. (VA)	$464,627	3/31/2005
63	Putnam Bancshares Inc. (WV)	$461,555	3/31/2005
64	New Peoples Bankshares Inc (VA)	$454,960	3/31/2005
65	Fauquier Bankshares Inc. (VA)	$447,444	3/31/2005
66	Access National Corporation (VA)	$447,344	3/31/2005
67	OBA Federal Savings Bank (MD)	$446,246	6/30/2005
68	Presidential Bank FSB (Presidential Holdings Inc. (MD))	$427,140	3/31/2005
69	Millennium Bankshares Corp. (VA)	$425,496	3/31/2005
70	Huntington FSB (WV)	$412,699	6/30/2005
71	Bradford Bank (MD)	$401,969	6/30/2005
72	Calvin B. Taylor Bankshares (MD)	$399,768	6/30/2005
73	Suburban FSB (MD)	$383,779	6/30/2005
74	Arundel FSB (MD)	$383,498	6/30/2005
75	First Century Bankshares Inc. (WV)	$382,080	3/31/2005
76	Stonebridge Financial Corp. (PA)	$365,350	3/31/2005
77	Greater Atlantic Financial (VA)	$365,017	6/30/2005
78	Asia Bancshares Inc. (NY)	$361,618	3/31/2005
79	Queenstown Bancorp of MD Inc. (MD)	$342,272	3/31/2005
80	Carrollton Bancorp (MD)	$338,230	3/31/2005

81	IBW Financial Corp. (DC)	$333,179	3/31/2005
82	Maryland Bankcorp Inc. (MD)	$327,818	3/31/2005
83	Tower Bancorp Inc. (PA)	$320,302	3/31/2005
84	Glen Burnie Bancorp (MD)	$309,971	3/31/2005
85	Highlands Bankshares Inc. (WV)	$306,458	3/31/2005
86	Annapolis Bancorp Inc. (MD)	$292,371	3/31/2005
87	American Bank Holdings Inc. (MD)	$290,170	6/30/2005
88	First Shore FS&LA (MD)	$283,661	6/30/2005
89	HSB Bancorp Inc. (MD)	$276,714	3/31/2005
90	First WV Bancorp Inc. (WV)	$273,202	3/31/2005
91	Delmar Bancorp (MD)	$268,666	3/31/2005
92	Hancock County SB FSB (WV)	$263,724	6/30/2005
93	Potomac Bancshares Inc. (WV)	$260,034	3/31/2005
94	Patriot Bank NA (VA)	$258,963	6/30/2005
95	Smithfield St. Bk SmithfldPA (PA)	$254,364	6/30/2005
96	State Bancorp Inc. (WV)	$254,106	3/31/2005
97	Abigail Adams National Bancorp (DC)	$246,221	3/31/2005
98	Shore Financial Corp. (VA)	$241,605	3/31/2005
99	Hamilton Federal Bank (MD)	$240,021	6/30/2005
100	MCNB Banks Inc. (WV)	$238,788	3/31/2005
101	Harbor Bankshares Corporation (MD)	$234,799	3/31/2005
102	CNB Financial Services Inc. (WV)	$232,369	3/31/2005
103	Fidelity & Tr Financial Corp. (MD)	$232,227	3/31/2005
104	Jefferson Security Bank (WV)	$221,251	6/30/2005
105	National Capital Bank (DC)	$220,981	6/30/2005
106	Chesapeake Bank of Maryland (Banks of the Chesapeake MH(	$218,727	6/30/2005
107	First National Bankshares Corp (WV)	$218,350	3/31/2005
108	Peoples Bancorp Incorporated (MD)	$215,794	3/31/2005
109	Citizens Financial Corp. (WV)	$215,685	3/31/2005
110	First Sentry Bancshares Inc. (WV)	$214,524	3/31/2005
111	Potomac Bank of Virginia (VA)	$211,409	6/30/2005
112	Cecil Bancorp Inc. (MD)	$210,017	3/31/2005
113	Poca Valley Bankshares Inc. (WV)	$209,928	3/31/2005
114	Farmers Bank of Willards (MD)	$206,547	6/30/2005
115	Madison Bohemian SB (MD)	$205,747	6/30/2005
116	Patapsco Bancorp Inc. (MD)	$204,758	3/31/2005
117	Delmarva Bancshares Inc. (MD)	$201,894	3/31/2005
118	Romney Bankshares Inc. (WV)	$192,958	3/31/2005
119	Community Bankshares Inc. (WV)	$192,332	3/31/2005
120	Harford Bank (MD)	$186,977	6/30/2005
121	Frederick County Bancorp (MD)	$184,558	3/31/2005
122	Logan County Bancshares Inc. (WV)	$183,673	6/30/2005
123	United Financial Banking Co. (VA)	$182,187	3/31/2005

124	Bank of Eastern Shore (MD)	$178,692	6/30/2005
125	Orbisonia Community Bncp Inc. (PA)	$178,399	3/31/2005
126	PSB Holding Corp. (MD)	$174,678	3/31/2005
127	Bay National Corp. (MD)	$171,491	3/31/2005
128	FNB Financial Corp. (PA)	$170,891	3/31/2005
129	Gassaway Bancshares Inc. (WV)	$167,987	3/31/2005
130	Independence Federal Svgs Bank (DC)	$166,212	6/30/2005
131	Allegheny Bancshares Inc. (WV)	$164,187	3/31/2005
132	Woodsboro Bancshares Inc. (MD)	$163,661	3/31/2005
133	County First Bank (MD)	$161,483	6/30/2005
134	Farmers Bancshares Inc. (OH)	$161,436	3/31/2005
135	New Windsor Bancorp Inc. (MD)	$158,557	3/31/2005
136	Slavie FSB (SFSB Inc. (MHC) (MD))	$157,225	6/30/2005
137	Damascus Community Bank (MD)	$156,312	6/30/2005
138	Farmers & Merchants Bank (MD)	$151,923	6/30/2005
139	Fraternity FS&LA (MD)	$151,705	6/30/2005
140	Middletown Valley Bank (MD)	$149,800	6/30/2005
141	Fulton Bancshares Corp. (PA)	$140,878	3/31/2005
142	Ameribank	$135,725	6/30/2005
143	BUCS Financial Corp (MD) (reported as BUCS Federal)	$128,519	6/30/2005
144	Prosperity B&TC (VA)	$127,865	6/30/2005
145	Bank of Ocean City (MD)	$124,223	6/30/2005
146	1st Service Bank (VA)	$118,717	6/30/2005
147	Madison Square FSB (MD)	$118,514	6/30/2005
148	BV Financial Inc. (MHC) (MD)	$117,798	6/30/2005
149	Saint Casimir's Savings Bank (MD)	$116,065	6/30/2005
150	Colombo Bancshares Inc. (MD)	$114,384	6/30/2005
151	Midstate FS&LA (MD)	$107,460	6/30/2005
152	Bank of Mingo (WV)	$105,425	6/30/2005
153	Prince George's FSB (MD)	$101,365	6/30/2005
154	Williamstown National Bank (WV)	$91,159	6/30/2005
155	Maryland Permanent B&TC (MD)	$89,533	6/30/2005
156	First NB of Williamson (WV)	$86,428	6/30/2005
157	WashingtonFirst Bank (DC)	$85,315	6/30/2005
158	Sykesville FSA (MD)	$84,684	6/30/2005
159	Bay Net A Community Bank (MD)	$81,180	6/30/2005
160	First Bank of Charleston Inc. (WV)	$76,012	6/30/2005
161	Jarrettsville FS&LA (MD)	$71,911	6/30/2005
162	Hoblitzell NB of Hyndman (PA)	$71,239	6/30/2005
163	Homewood FSB (MD)	$66,748	6/30/2005
164	AmericasBank Corp. (MD)	$62,030	6/30/2005
165	MainStreet Bk (VA)	$60,547	6/30/2005
166	Glen Burnie Mutual Svgs Bk (MD)	$59,544	6/30/2005

167	Howard Bank (MD)	$57,800	6/30/2005
168	Liberty FS&LA (MD)	$55,971	6/30/2005
169	Citizens First Bank Inc (WV)	$55,863	6/30/2005
170	Freedom Bank of Virginia (VA)	$54,602	6/30/2005
171	Vigilant FSB (MD)	$48,537	6/30/2005
172	Sistersville Bancorp Inc. (WV)	$46,662	6/30/2005
173	Valley Bancorp Inc. (MD)	$46,015	6/30/2005
174	Rock Branch Comm Bank Inc. (WV)	$45,117	6/30/2005
175	Miners & Merchants Bank (WV)	$41,372	6/30/2005
176	Doolin Security SB FSB (WV)	$40,645	6/30/2005
177	Fairmount FSB (MD)	$39,941	6/30/2005
178	HarVest Bank of Maryland (MD)	$37,240	6/30/2005
179	Golden Prague FS&LA (MD)	$34,163	6/30/2005
180	Congressional Bank (MD)	$33,733	6/30/2005
181	Kopernik Federal Bank (MD)	$30,641	6/30/2005
182	North Arundel SB FSB (MD)	$28,872	6/30/2005
183	Quantum Financial Holdings (MD)	$26,540	6/30/2005
184	Northern Hancock B&TC (WV)	$25,198	6/30/2005
185	Maryland Financial Bk (MD)	$23,527	6/30/2005
186	Davis Trust Financial Corp (WV)	$20,418	6/30/2005
187	Peoples Bankshares Inc. (WV)	$20,308	6/30/2005
188	Senator Bank (MD)	$19,929	6/30/2005
189	Rising Sun Bancorp (MD)	$18,122	6/30/2005
190	CommerceFirst Bancorp Inc. (MD)	$16,747	6/30/2005
191	CN Bancorp Inc. (MD)	$16,613	6/30/2005
192	Hull FSB (MD)	$15,152	6/30/2005
193	Regal Bancorp Inc. (MD)	$15,025	6/30/2005
194	MVB Financial Corp (WV)	$14,145	6/30/2005
195	Old Line Bancshares Inc (MD)	$13,930	6/30/2005
196	Kosciuszko FSB (MD)	$13,895	6/30/2005
197	Eastern Bancshares Inc. (WV)	$13,372	6/30/2005
198	Hometown Bancshares Inc. (WV)	$13,249	6/30/2005
199	Mercersburg Financial Corp. (PA)	$12,862	6/30/2005
200	Mountain-Valley Bkshrs Inc. (WV)	$12,747	6/30/2005
201	Main Street Finl Services Corp (WV)	$12,572	6/30/2005
202	West-Central Bancorp Inc. (WV)	$11,746	6/30/2005
203	Guaranty Financial Svcs Inc. (WV)	$11,735	6/30/2005
204	Appalachian Financial Corp. (WV)	$11,449	6/30/2005
205	First Bankshares Inc. (WV)	$11,193	6/30/2005
206	Easton Bancorp Inc. (MD)	$10,997	6/30/2005
207	Fullerton FSA (MD)	$10,787	6/30/2005
208	Tri-County Bancorp Inc (WV)	$10,402	6/30/2005
209	Freedom Bancshares Inc. (WV)	$10,277	6/30/2005

210	Cornerstone Financial Svcs (WV)	$10,237	6/30/2005
211	Union Bankshares Inc. (WV)	$10,214	6/30/2005
212	Traders Bankshares Inc. (WV)	$10,017	6/30/2005
213	Tri-State 1st Banc Inc. (OH)	$9,927	6/30/2005
214	Chesapeake Bancorp (MD)	$9,242	6/30/2005
215	Heritage Bancshares Inc. (WV)	$9,101	6/30/2005
216	Capital Bancorp Inc. (MD)	$8,280	6/30/2005
217	First Liberty Bancorp Inc. (DC)	$8,197	6/30/2005
218	Calhoun Bankshares Inc. (WV)	$7,997	6/30/2005
219	Pioneer Community Group Inc. (WV)	$7,997	6/30/2005
220	Ideal FSB (MD)	$7,916	6/30/2005
221	FCNB Bancorp Inc. (WV)	$7,618	6/30/2005
222	Mount Hope Bankshares (WV)	$7,268	6/30/2005
223	Harrison Bankshares Inc. (WV)	$6,974	6/30/2005
224	First FS&LA of Ravenswood (WV)	$6,905	6/30/2005
225	Big Coal River Bancorp Inc. (WV)	$6,745	6/30/2005
226	Pleasants County Bkshrs Inc. (WV)	$6,260	6/30/2005
227	Morgantown Bancshares Inc. (WV)	$5,821	6/30/2005
228	Back & Middle River FS&LA (MD)	$4,339	6/30/2005
229	Peterstown Bancorp Inc. (WV)	$4,244	6/30/2005
230	City First Enterprises Inc. (DC)	$3,970	6/30/2005
231	First National Bancorp Inc. (WV)	$3,546	6/30/2005
232	Advance Bank (MD)	$3,176	6/30/2005

Median Assets ($000s)	**$203,326**
First United Corporation Assets ($000s)	**$1,255,777**
First United Corporation's Rank by Assets	**40 out of 232 Institutions**

Notes:

*The following institutions were excluded from the table:

Berman Family Trust (MD) - no asset information available from NIC, FDIC or SEC

B.F. Saul Company (MD) - no asset information available

Canasi LLC (MD)--no asset information available from NIC, FDIC or SEC--MD records show entity has been dissolved.

Georgetown Bancorp, Inc. (DC) - no information (financial or otherwise) is available--appears to be out of existence

HSBC Holdings plc - no asset information available--appears to be a London-based entity

Natl Consumer Cooperative Bk (DC) - no asset information about this institution exists

UNITE HERE (NY) - appears to be an institution established by a New York union to handle member funds and has 1 branch in the District of Columbia

Woori Financial Group - no financial information is available

**Asset information was compiled using the Federal Reserve System's National Information Center website (http://www.ffiec.gov/nic/), which compiles data on almost all reporting financial institutions. NIC's latest data is through June 30, 2005. For certain institutions, however, NIC's latest data is as of March 31, 2005. In rare cases, information was not available through NIC, so it was gathered through the FDIC's webiste (www.fdic.gov). If neither the NIC's website nor the FDIC's web site provided asset information, then the periodic reports filed with the SEC (if any) were used.
In an effort to maintain consistency when comparing institutions, asset information as of June 30, 2005 was used when taken from the FDIC or the SEC.

<u>EXHIBIT E</u>

TABLE COMPARING FDIC-INSURED INSTITUTIONS BY ASSET SIZE

Go Back

Deposits of all FDIC-Insured Institutions

National Totals* by Asset Size

Data as of June 30, 2005

(Dollar amounts in Millions)

Asset Size	All Institutions			Commercial Banks			Savings Institutions			U.S. Branches of Foreign Banks		
	Number of**			Number of			Number of			Number of**		
as of June 30, 2005	Institutions	Offices	Deposits	Institutions	Offices	Deposits	Institutions	Offices	Deposits	Institutions	Offices	Deposits
Less than $25 Million	676	824	9,061	609	754	8,241	67	70	819	0	0	0
$25 Million to $50 Million	1,276	1,958	39,107	1,146	1,789	35,283	129	168	3,814	1	1	10
$50 Million to $100 Million	2,023	4,664	122,727	1,816	4,246	110,663	207	418	12,064	0	0	0
$100 Million to $300 Million	2,876	12,043	406,492	2,435	10,411	346,210	436	1,627	59,946	5	5	336
$300 Million to $500 Million	813	6,139	250,023	658	5,175	204,680	153	962	45,151	2	2	192
$500 Million to $1 Billion	582	7,120	306,990	431	5,535	230,539	150	1,584	76,017	1	1	434
$1 Billion to $3 Billion	357	8,402	422,514	272	6,763	327,892	83	1,637	93,083	2	2	1,539
$3 Billion to $10 Billion	138	7,786	495,075	98	5,742	354,564	39	2,043	137,250	1	1	3,261
Greater than $10 Billion	114	43,110	3,881,663	84	37,615	3,286,167	30	5,495	595,496	0	0	0
TOTALS	**8,855**	**92,046**	**5,933,651**	**7,549**	**78,030**	**4,904,239**	**1,294**	**14,004**	**1,023,641**	**12**	**12**	**5,771**

* Includes deposits in domestic offices (50 states and DC), Puerto Rico, and U.S. Territories

** Does not include U.S. Branches of Foreign Banks whose deposits are included in the amounts reported by affiliated branches

EXHIBIT F

FRB LIST OF 50 LARGEST BANK HOLDING COMPANIES BY ASSETS AT SEPTEMBER 30, 2005

National Information Center
Federal Reserve System

Listed below are the top 50 bank holding companies as of 20050930. To be included among the Top 50, a bank holding company should not only qualify by asset size but also have submitted at least five years of FR Y-9C data and be engaged in significant banking activities. You can view additional information for an institution by selecting that institution.

Rank	Name	City	State	Total Assets (K)
1	CITIGROUP INC.	NEW YORK	NY	1,472,793,000
2	BANK OF AMERICA CORPORATION	CHARLOTTE	NC	1,256,078,912
3	JPMORGAN CHASE & CO.	NEW YORK	NY	1,203,033,000
4	WACHOVIA CORPORATION	CHARLOTTE	NC	532,381,000
5	WELLS FARGO & COMPANY	SAN FRANCISCO	CA	452,753,000
6	HSBC NORTH AMERICA HOLDINGS INC.	PROSPECT HEIGHTS	IL	395,534,168
7	TAUNUS CORPORATION	NEW YORK	NY	360,379,000
8	U.S. BANCORP	MINNEAPOLIS	MN	206,895,000
9	SUNTRUST BANKS, INC.	ATLANTA	GA	172,416,096
10	COUNTRYWIDE FINANCIAL CORPORATION	CALABASAS	CA	171,293,035
11	ABN AMRO NORTH AMERICA HOLDING COMPANY	CHICAGO	IL	153,638,790
12	CITIZENS FINANCIAL GROUP, INC.	PROVIDENCE	RI	152,089,993
13	NATIONAL CITY CORPORATION	CLEVELAND	OH	146,576,344
14	BB&T CORPORATION	WINSTON-SALEM	NC	107,080,153
15	FIFTH THIRD BANCORP	CINCINNATI	OH	104,608,232
16	STATE STREET CORPORATION	BOSTON	MA	104,052,076
17	BANK OF NEW YORK COMPANY, INC., THE	NEW YORK	NY	101,897,000
18	PNC FINANCIAL SERVICES GROUP, INC., THE	PITTSBURGH	PA	93,253,039
19	KEYCORP	CLEVELAND	OH	92,308,685
20	REGIONS FINANCIAL CORPORATION	BIRMINGHAM	AL	84,728,438
21	MBNA CORPORATION	WILMINGTON	DE	62,627,252
22	CAPITAL ONE FINANCIAL CORPORATION	MCLEAN	VA	60,424,517
23	NORTH FORK BANCORPORATION, INC.	MELVILLE	NY	57,900,390
24	M&T BANK CORPORATION	BUFFALO	NY	54,841,349
25	COMERICA INCORPORATED	DETROIT	MI	54,738,694
26	BANCWEST CORPORATION	HONOLULU	HI	54,637,377
27	UNIONBANCAL CORPORATION	SAN FRANCISCO	CA	51,299,139
28	AMSOUTH BANCORPORATION	BIRMINGHAM	AL	51,118,837
29	NORTHERN TRUST CORPORATION	CHICAGO	IL	48,427,422
30	HARRIS FINANCIAL CORP.	WILMINGTON	DE	48,388,236
31	POPULAR, INC.	SAN JUAN	PR	47,120,000
32	CHARLES SCHWAB CORPORATION, THE	SAN FRANCISCO	CA	45,372,909
33	MARSHALL & ILSLEY CORPORATION	MILWAUKEE	WI	45,072,853
34	MELLON FINANCIAL CORPORATION	PITTSBURGH	PA	39,007,348
35	FIRST HORIZON NATIONAL CORPORATION	MEMPHIS	TN	37,044,885

36	COMMERCE BANCORP, INC.	CHERRY HILL	NJ	36,299,741
37	ZIONS BANCORPORATION	SALT LAKE CITY	UT	33,422,701
38	HUNTINGTON BANCSHARES INCORPORATED	COLUMBUS	OH	32,749,538
39	TD BANKNORTH INC.	PORTLAND	ME	31,784,863
40	COMPASS BANCSHARES, INC.	BIRMINGHAM	AL	30,212,854
41	SYNOVUS FINANCIAL CORP.	COLUMBUS	GA	27,080,045
42	NEW YORK COMMUNITY BANCORP, INC.	WESTBURY	NY	25,017,354
43	HIBERNIA CORPORATION	NEW ORLEANS	LA	23,192,528
44	COLONIAL BANCGROUP, INC., THE	MONTGOMERY	AL	21,135,143
45	ASSOCIATED BANC-CORP	GREEN BAY	WI	20,768,604
46	RBC CENTURA BANKS, INC.	ROCKY MOUNT	NC	20,174,370
47	WEBSTER FINANCIAL CORPORATION	WATERBURY	CT	17,851,405
48	MERCANTILE BANKSHARES CORPORATION	BALTIMORE	MD	16,403,454
49	BOK FINANCIAL CORPORATION	TULSA	OK	16,392,506
50	SKY FINANCIAL GROUP, INC.	BOWLING GREEN	OH	15,338,105

RECEIVED

2005 DEC 15 AM 10: 24

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D. C. 20549

12/6/05

Re: Shareholder Proposal Submitted for Inclusion in the First United Corp. 2006 Proxy Material

Dear Sir or Madam:

First United Corporation, in a letter (12/2/05) to you from Attorney Andrew Bulgin, has notified your office that they intend to exclude my Proposal and Supporting Statement from its 2006 Proxy Material. I believe they have no right to do so, and submit to you the following arguments.

Nothing in the proposal forces the Board to do anything illegal. They can choose to overlook the will of the stockholders and not act on anything. They still have to get a sale or merger vote from the stockholders upon completion of a deal and, they have a year to seek to maximize shareholder value.

The Supporting Statement is not false and misleading. An examination of Councils Exhibits will show the existence of a small bank in a small area . This information is very pertinent and can be placed in the proxy by the bank. While they are at it, they can place a comparison of other bank growth and stock price·for the last two years, which will show how stagnant growth will be reflected in the stock. (I think this will probably not show up in the proxy).

I would also like to say that they want to amend or exclude my Proposal at this late date to avoid having me change to wording, and introducing another Proposal for next year.

I hope you will consider the above and allow the stockholders to express their opinion. We do own the company. The SEC has allowed to much power to Boards and their corporate friends.

Sincerely,

Dr. Eric Smith

Dr. Eric Smith
638 Potomac Ave.
Hagerstown, Md. 21740

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First United Corporation
Incoming letter dated December 2, 2005

The proposal requires the board of directors to seek a sale or merger of the company and to finalize a sale or merger transaction within one year.

There appears to be some basis for your view that First United may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause First United to violate state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides First United with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if First United omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

We are unable to concur in your view that First United may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that First United may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that First United may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that First United may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Mark F. Vilardo
Special Counsel